EXHIBIT 1.2

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Sierra Wireless, Inc. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in “Management’s Annual Report on Internal Control Over Financial Reporting” on page 19 of Management’s Discussion and Analysis.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to the consolidated financial statements for the year ended December 31, 2009. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Jason W. Cohenour	/s/ David G. McLennan
Jason W. Cohenour	David G. McLennan
President and Chief Executive Officer	Chief Financial Officer
February 10, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sierra Wireless, Inc.

We have audited the accompanying consolidated balance sheets of Sierra Wireless, Inc. (“the Company”) and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 10, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
February 10, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sierra Wireless, Inc.

We have audited Sierra Wireless, Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company acquired Wavecom S.A. (“Wavecom”) during 2009, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, Wavecom’s internal control over financial reporting associated with total assets of $106,172,000 and total revenue of $119,607,000 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2009.  Our audit of internal control over financial reporting also excluded an evaluation of the internal control over financial reporting of Wavecom.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 10, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
February 10, 2010

SIERRA WIRELESS, INC.

Consolidated Statements of Operations

(Expressed in thousands of United States (“U.S.”) dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”))

	Years ended December 31,
	2007	2008	2009
Revenue	$439,903	$567,308	$526,384
Cost of goods sold	316,761	410,611	353,931
Gross margin	123,142	156,697	172,453

Expenses:
Sales and marketing	22,220	32,684	52,804
Research and development, net (note 18)	43,048	54,060	80,821
Administration	15,378	20,567	32,990
Acquisition costs (note 3(a))	—	—	7,785
Restructuring (note 4)	—	—	20,605
Integration (note 5)	—	—	3,859
Amortization	3,920	4,814	11,313
	84,566	112,125	210,177
Earnings (loss) from operations	38,576	44,572	(37,724)
Foreign exchange gain (loss)	(411)	20,583	1,261
Other income (expense)	5,206	5,579	(4,399)
Earnings (loss) before income taxes	43,371	70,734	(40,862)
Income tax expense (note 17)	10,912	8,151	340
Net earnings (loss)	32,459	62,583	(41,202)
Net loss attributable to the non-controlling interest	—	—	(1,303)
Net earnings (loss) attributable to Sierra Wireless, Inc.	$32,459	$62,583	$(39,899)

Earnings (loss) per share (note 19):
Basic	$1.17	$2.00	$(1.29)
Diluted	$1.16	$2.00	$(1.29)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except number of shares)

(Prepared in accordance with U.S. GAAP)

	December 31,
	2008	2009
Assets
Current assets:
Cash and cash equivalents	$63,258	$107,491
Restricted cash (note 16)	191,473	—
Short-term investments (note 6)	18,003	26,898
Accounts receivable, net of allowance for doubtful accounts of $6,504 (2008 — $1,989)	67,058	86,466
Inventories (note 7)	33,031	24,708
Deferred income taxes (note 17)	5,565	6,168
Prepaid expenses and other	6,233	14,039
	384,621	265,770

Fixed assets (note 8)	22,935	27,956
Intangible assets (note 9)	15,291	86,674
Goodwill (note 9)	33,013	95,064
Deferred income taxes (note 17)	2,296	1,794
Other assets (note 10)	4,230	7,261
	$462,386	$484,519

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$38,631	$71,035
Accrued liabilities	47,568	54,419
Deferred revenue and credits	683	750
Current portion of long-term liabilities (note 11)	193	3,371
Current portion of obligations under capital leases (note 12)	—	293
	87,075	129,868

Long-term liabilities (note 11)	316	3,197
Obligations under capital leases (note 12)	—	245
Other long-term liabilities (note 11)	14,789	32,663
Deferred income taxes (note 17)	2,758	1,950

Shareholders’ equity:
Share capital (note 13)
Authorized
Unlimited number of common and preference shares with no par value
Common shares, 31,048,907 (2008 — 31,031,954) issued and outstanding	325,893	326,043
Treasury shares, at cost 1,086,652 (2008 — 121,022)	(1,487)	(6,442)
Additional paid-in capital	12,518	13,133
Retained earnings (deficit)	21,273	(18,626)
Accumulated other comprehensive loss	(749)	(37)
	357,448	314,071
Non-controlling interest in Wavecom S.A.	—	2,525
Total shareholders’ equity	357,448	316,596
	$462,386	$484,519

Commitments and contingencies (note 20)

See accompanying notes to consolidated financial statements.

/s/ Jason W. Cohenour	/s/ S. Jane Rowe
JASON W. COHENOUR	S. JANE ROWE
Director	Director

SIERRA WIRELESS, INC.

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of U.S. dollars, except number of shares)

(Prepared in accordance with U.S. GAAP)

	Common Shares		Treasury Shares		Additional Paid-in	Warrants		Retained Earnings	Accumulated Other Comprehensive Income	Non- controlling
	Number	Amount	Number	Amount	Capital	Number	Amount	(Deficit)	(Loss)	Interest	Total
Balance December 31, 2006	25,708,331	$221,861	—	—	$3,240	138,696	$1,538	$(73,061)	$(746)	—	$152,832
Net income	—	—	—	—	—	—	—	32,459	—	—	32,459
Net unrealized gain (loss) on short-term investments	—	—	—	—	—	—	—	—	419	—	419
Reclassification adjustment for realized losses (gains) on investments	—	—	—	—	—	—	—	—	18	—	18
Comprehensive income											32,896
Issued for acquisition (note 3(b))	1,309,880	17,597	—	—	—	—	—	—	—	—	17,597
Issued for cash (note 13)	3,800,000	85,120	—	—	—	—	—	—	—	—	85,120
Share issue costs (note 13)	—	(4,194)	—	—	—	—	—	—	—	—	(4,194)
Stock option tax benefit related to U.S. employees	—	—	—	—	1,292	—	—	—	—	—	1,292
Stock option exercises (note 13)	516,406	7,939	—	—	(3,340)	—	—	—	—	—	4,599
Stock-based compensation (note 14)	—	—	—	—	5,182	—	—	—	—	—	5,182
Balance December 31, 2007	31,334,617	328,323	—	—	6,374	138,696	1,538	(40,602)	(309)	—	295,324
Net income	—	—	—	—	—	—	—	62,583	—	—	62,583
Net unrealized gain (loss) on short-term investments	—	—	—	—	—	—	—	—	(21)	—	(21)
Reclassification adjustment for realized losses (gains) on investments	—	—	—	—	—	—	—	—	(419)	—	(419)
Comprehensive income											62,143
Common share cancellation (note 13)	(407,700)	(4,274)	—	—	—	—	—	(708)	—	—	(4,982)
Purchase of treasury shares for RSU distribution	—	—	174,508	(2,498)	—	—	—	—	—	—	(2,498)

	Common Shares		Treasury Shares		Additional Paid-in	Warrants		Retained Earnings	Accumulated Other Comprehensive Income	Non- controlling
	Number	Amount	Number	Amount	Capital	Number	Amount	(Deficit)	(Loss)	Interest	Total
Distribution of vested RSUs	—	—	(53,486)	1,011	(1,011)	—	—	—	—	—	—
Expiry of warrants (note 20(b)(iv))	—	—	—	—	1,538	(138,696)	(1,538)	—	—	—	—
Stock option tax benefit related to U.S. employees	—	—	—	—	57	—	—	—	—	—	57
Stock option exercises (note 13)	105,037	1,844	—	—	(821)	—	—	—	—	—	1,023
Stock-based compensation (note 14)	—	—	—	—	6,381	—	—	—	—	—	6,381

Balance December 31, 2008	31,031,954	325,893	121,022	(1,487)	12,518	—	—	21,273	(749)	—	357,448
Acquisition of non-controlling interest (note 3(a))	—	—	—	—	—	—	—	—	—	13,357	13,357
Exercise of Wavecom S.A. stock options	—	—	—	—	(2,751)	—	—	—	166	6,733	4,148
Subsequent tender offer and squeeze-out of Wavecom S.A. (note 3(a))	—	—	—	—	(1,647)	—	—	—	(93)	(17,829)	(19,569)
Issuance of Wavecom S.A. free shares	—	—	—	—	(1,568)	—	—	—	31	1,537	—
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	(39,899)	—	(1,303)	(41,202)
Other comprehensive income (loss):
Reclassification adjustment for realized losses (gains) on investments	—	—	—	—	—	—	—	—	21	—	21
Foreign currency translation	—	—	—	—	—	—	—	—	587	30	617
Comprehensive loss											(40,564)
Purchase of treasury shares for RSU distribution	—	—	1,141,388	(6,417)	—	—	—	—	—	—	(6,417)

	Common Shares		Treasury Shares		Additional Paid-in	Warrants		Retained Earnings	Accumulated Other Comprehensive Income	Non- controlling
	Number	Amount	Number	Amount	Capital	Number	Amount	(Deficit)	(Loss)	Interest	Total
Distribution of vested RSUs	—	—	(175,758)	1,462	(1,462)	—	—	—	—	—	—
Stock option exercises (note 13)	16,953	150	—	—	(54)	—	—	—	—	—	96
Stock-based compensation (note 14)	—	—	—	—	8,097	—	—	—	—	—	8,097

Balance December 31, 2009	31,048,907	$326,043	1,086,652	$(6,442)	$13,133	—	$—	$(18,626)	$(37)	$2,525	$316,596

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	Years ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net earnings (loss)	$32,459	$62,583	$(41,202)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	13,791	16,309	32,704
Stock-based compensation (note 14)	5,182	6,381	8,097
Non-cash restructuring and other	—	—	5,911
Tax benefit related to stock option deduction	1,292	57	—
Utilization of pre-acquisition tax losses	802	—	—
Deferred income tax	178	(3,842)	282
Loss (gain) on disposal	(13)	377	204
Gain on sale of investments	—	(565)	—
Unrealized foreign exchange loss (gain) on restricted cash	—	(18,416)	15,653
Unrealized foreign exchange loss on term loan (note 16(c))	—	—	1,215
Changes in operating assets and liabilities
Accounts receivable	(21,067)	14,759	20,175
Inventories	(2,493)	(8,043)	15,676
Prepaid expenses and other assets	(4,212)	248	3,888
Accounts payable	11,347	7,468	(1,301)
Accrued liabilities	11,816	8,668	(12,793)
Deferred revenue and credits	(244)	149	(810)
Net cash provided by operating activities	48,838	86,133	47,699

Cash flows from investing activities:
Business acquisitions, net of cash acquired of $139,785 (note 3)	(12,093)	(35)	(26,493)
Acquisition of OCEANE convertible bonds (note 3)	—	—	(104,767)
Decrease (increase) in restricted cash	—	(173,057)	175,820
Proceeds on disposal	52	2	155
Purchase of fixed assets	(10,286)	(19,653)	(13,296)
Increase in intangible assets	(1,307)	(3,025)	(6,543)
Purchase of long-term investments	(28,053)	(20,131)	—
Proceeds on sale of long-term investments	—	39,797	—
Purchase of short-term investments	(171,182)	(237,366)	(68,333)
Proceeds on maturity of short-term investments	126,826	313,775	59,560
Net cash provided by (used in) investing activities	(96,043)	(99,693)	16,103

Cash flows from financing activities:
Proceeds on issuance of term loan (note 16(c))	—	—	102,716
Repayment of term loan (note 16(c))	—	—	(103,931)
Financing costs	—	—	(3,971)
Issuance of common shares, net of share issue costs	85,525	1,023	96
Purchase of treasury shares for RSU distribution	—	(2,498)	(6,417)
Repurchase of common shares	—	(4,982)	—
Proceeds on exercise of Wavecom options	—	—	4,148
Decrease in long-term liabilities	(1,134)	(349)	(2,238)
Net cash provided by (used in) financing activities	84,391	(6,806)	(9,597)

Effect of foreign exchange on cash and cash equivalents	—	—	(9,972)

Net increase (decrease) in cash and cash equivalents	37,186	(20,366)	44,233
Cash and cash equivalents, beginning of year	46,438	83,624	63,258
Cash and cash equivalents, end of year	$83,624	$63,258	$107,491

Supplementary information (note 21)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2008 and 2009

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

(Prepared in accordance with U.S. GAAP)

1.              Nature of operations

We were incorporated under the Canada Business Corporations Act on May 31, 1993. We provide leading edge wireless solutions for the mobile computing and machine-to-machine (“M2M”) markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules and software for original equipment manufacturers (“OEMs”), intelligent wireless gateway solutions for industrial, commercial and public safety applications and an innovative platform for delivering device management and end-to-end application services. We also offer professional services to OEM customers during their product development and launch process, leveraging our expertise in wireless design, software, integration and certification to provide built-in wireless connectivity for mobile computing devices and M2M solutions. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and mobile broadband networks around the world.

2.              Significant accounting policies

Management has prepared these consolidated financial statements in accordance with U.S. GAAP.

(a)  Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions. The ownership of the other non-controlling interest holders of consolidated subsidiaries is reflected as non-controlling interest and is not significant.

(b)  Use of estimates

In preparing these consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect revenue recognition and the reported amounts of assets, particularly the recoverability of accounts receivable, inventory, fixed assets, intangible assets, goodwill and deferred income taxes, as well as royalty and warranty accruals, lease provisions, other liabilities, stock-based compensation, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c)   Foreign currency translation

Our functional or primary operating currency is the U.S. dollar.

For financial statements of operations whose functional currency is the U.S. dollar but the transactions are in currencies other than the U.S. dollar, the monetary assets and liabilities denominated in a currency other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date, and the resulting exchange rate gains and losses are recognized in net earnings (loss).  The non-monetary assets denominated in a currency other than the U.S. dollar are translated at the historical exchange rate in effect on the date of the transaction.

The financial statements for operations whose functional currency is not the U.S. dollar are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates for assets and liabilities, at historical rates for equity, and at average rates for revenues and expenses.  The accumulated unrealized translation gains and losses in these operations are recorded as a component of other comprehensive income (loss).

(d)  Cash equivalents

Cash equivalents include short-term deposits, which are all highly liquid securities having a term to maturity of three months or less when acquired. We value our short-term deposits at amortized cost. The carrying amounts approximate fair value due to the short maturities of these instruments.

Restricted cash is subject to certain contingent rights of third parties.

(e)   Short-term investments

Short-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income (loss), a separate component of shareholders’ equity. These gains (losses) are removed from comprehensive income (loss) when the investments mature or are sold on an item-by-item basis.

We regularly evaluate the realizable value of short-term investments, and if circumstances indicate that a decline in value is other-than-temporary, we recognize an impairment charge. To determine whether to recognize an impairment charge, we consider various factors, such as the significance of the decline in value, how long the investment has been below market value, changes that would impact the financial condition of the investee, and the likelihood that the investment will recover its value before it matures or is disposed of.

(f)    Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value.

(g)  Fixed assets

We initially record fixed assets at cost. We subsequently provide amortization on a straight-line basis over the following periods:

Furniture and fixtures	3–5 years
Research and development equipment	1–5 years
Production equipment	3–5 years
Tooling	11/2–3 years
Computer equipment	1–5 years
Software	1–5 years
Office equipment	3–5 years

We amortize leasehold improvements and leased vehicles on a straight-line basis over the shorter of the initial lease term or their useful lives.

Amortization of research and development equipment is included in research and development expense.  Amortization of tooling and production equipment is included in cost of goods sold.  All other amortization is included in amortization expense.

(h)  Intangible assets

The useful life of intangible assets is the period over which the assets are expected to contribute to our future cash flows.  When determining the useful life, we consider the following: (i) expected use of the asset; (ii) useful life of a related intangible asset; (iii) any legal, regulatory or contractual provisions that limit the useful life; (iv) any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions; (v) the effects of obsolescence, demand, competition and other economic factors; (vi) the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

The amortization policies with regard to specific intangible assets are as follows:

Patents and trademarks

Consideration paid for patents and trademarks is amortized on a straight-line basis over three to five years commencing with the date the patents or trademarks are granted.

License fees

Consideration paid for license fees is amortized on a straight-line basis over the shorter of the term of the license or an estimate of their useful life, ranging from three to ten years.

Intellectual property, in-process research and development, customer relationships and databases

Consideration paid for intellectual property, in-process research and development (“IPRD”), customer relationships and databases is amortized on a straight-line basis over three to nine years.

Backlog

Consideration paid for backlog is amortized on a straight-line basis over one year.

Non-compete covenants

Consideration paid for non-compete covenants is amortized over the term of the agreement.

(i)   Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination.

Goodwill has an indefinite life, is not amortized, and at least annually is subject to a two-step impairment test. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the fair value, the second part of the test is performed to measure the amount of the impairment loss. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill. If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(j)    Impairment of long-lived assets

We monitor the recoverability of long-lived assets, which includes fixed assets and intangible assets, other than goodwill, based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. Our policy is to record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value. Intangible assets with indefinite lives are tested annually for impairment and in interim periods if certain events occur indicating that the carrying value of the intangible assets may be impaired.

(k)  Income taxes

We account for income tax uncertainties in accordance with the asset and liability approach.  Under this approach, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. We include interest and penalties related to income taxes, including unrecognized tax benefits, in income tax expense (recovery).

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

We recognize the windfall tax benefits associated with the exercise of stock options by U.S. employees to additional paid-in capital (“APIC”) when realized. This tax benefit is not recognized until the deduction reduces U.S. taxes payable and all U.S. loss carryforwards have been utilized.

(l)   Warranty costs

We accrue warranty costs upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience.  If there is a change in these estimates, we adjust our accrual accordingly.  Warranty costs are included in accrued liabilities in our consolidated balance sheet.

(m)  Market development costs

We accrue for co-operative advertising costs upon the later of the recognition date of the related revenue or the date at which the co-operative advertising is available. Market development costs are recorded in sales and marketing expense.

(n)  Stock-based compensation

We measure the fair value of share-based compensation at the grant date based on the estimated fair value of the award using the Black-Scholes valuation model and recognize this cost over the employee’s requisite service period using the straight line method.  Stock-based compensation is described further in note 14.

(o)  Revenue recognition

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless operators and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

(p)  Research and development

We expense research and development costs as they are incurred. Certain software development costs for costs associated with the development of computer software to be sold, leased or marketed are capitalized once technological feasibility is reached.

We follow the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received. Certain research and development funding is repayable only on the occurrence of specified future events. If such events do not occur, no repayment is required. We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(q)  Financial instruments

We measure certain financial instruments and other items at fair value.  Unrealized gains and losses on items for which the fair value option have been elected are reported in earnings.  Upon adoption of this policy on January 1, 2008, we did not elect to apply the fair value option to any of our eligible instruments; therefore there was no impact on our consolidated financial statements.

To determine the fair value, we use the fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability. The three levels of inputs that may be used to measure fair value are as follows:

•                  Level 1 inputs are quoted market prices for identical instruments are available in active markets.

•                  Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.  If the asset or liability has a contractual term, the input must be observable for substantially the full term.  An example includes quoted market prices for similar assets or liabilities in active markets.

•                  Level 3 inputs are unobservable inputs for the asset or liability and will reflect management’s assumptions about market assumptions that would be used to price the asset or liability.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

(r)   Derivatives

We use derivatives, such as foreign currency forward and option contracts, to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency.  Derivatives that are not designated as hedging instruments are measured at fair value at each balance sheet date and any resulting gains and losses from changes in the fair value are recorded in other income (expense).  Gains and losses from the effective portion of foreign currency forward and option contracts that are designated as cash flow hedges are recorded in other comprehensive income (loss).

(s)   Share issue costs

We reduce the value of consideration assigned to shares issued by the direct costs, net of income tax recoveries, of issuing the shares.

(t)   Earnings (loss) per common share

We calculate basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, we have had in-the-money outstanding dilutive stock options and warrants, we calculate diluted earnings (loss) per share using the treasury stock method. Under the treasury stock method, the number of dilutive shares, if any, are determined by the proceeds from the exercise price of the options, the amount of unrecognized stock-based compensation, the estimated tax benefit that would be recognized when the options by U.S. employees are exercised, and the average market price of the shares for the period, that could be used to repurchase stock during the reporting period.

(u)  Comprehensive income (loss)

We report comprehensive income (loss), which includes our net earnings (loss) as well as changes in equity from other non-owner sources. In our case, the other changes in equity included in comprehensive income (loss) are comprised of foreign currency cumulative translation adjustments and unrealized gains or losses on available-for-sale investments. The reclassification adjustment for other-than-temporary losses on marketable securities included in net earnings (loss) results from the recognition of the unrealized losses in the statements of operations when they are no longer viewed as temporary. Comprehensive income (loss) is presented in the consolidated statements of shareholders’ equity.

(v)   Investment tax credits

Investment tax credits are accounted for using the flow-through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(w)  Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

(x)   Recent accounting pronouncements

In October 2009, a new accounting policy regarding accounting for multiple-deliverable revenue arrangements was introduced.  Under this policy, arrangement consideration will be allocated at the inception of each arrangement to all deliverables using the relative selling price method if the delivered items have a value on a standalone basis and there is no general right of return.  This policy will also apply to products containing software and non-software components where the components function together to deliver the product’s overall functionality and sales of tangible product without the software are infrequent.  The selling price hierarchy to be used to separate multiple-deliverable arrangements will be as follows: (i) vendor-specific objective evidence if available (ii) third party evidence if vendor-specific objective evidence is not available, or (iii) estimated selling price if neither (i) nor (ii) is available.  In addition, disclosure of multiple-deliverable arrangements will be significantly expanded to include a description of each type of multiple-deliverable arrangement, significant deliverables of those arrangements, general timing of performance of the deliverables, significant factors used or assumptions made to determine the selling prices and the timing of revenue recognition for each unit. This policy will be adopted prospectively for new or materially modified contracts on or after January 1, 2011. The impact that this policy will have on our consolidated financial statements, if any, is not yet determinable.

In September 2009, we adopted a new accounting policy used to determine the fair value of liabilities.  Under this policy, if a quoted price in an active market for an identical liability does not exist, the fair value will be determined using one or more of the following techniques: (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset, (ii) a valuation technique that uses quoted prices of similar liabilities when traded as assets, or (iii) another valuation technique such as the income approach or market approach.  The adoption of this policy did not have a material impact on our consolidated financial results.

On July 1, 2009, the Financial Accounting Standards Board (“FASB”) launched its Accounting Standards Codification (“Codification”), which is now the single source of authoritative non-governmental U.S. GAAP.  Rules and interpretive releases of the Securities Exchange Commission (“SEC”) under federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification is effective for interim and annual periods ending after September 15, 2009, and has been adopted in these financial statements.

In May 2009, we adopted a new accounting policy for subsequent events such that a subsequent event will be recognized if it provides additional evidence about conditions that existed at the balance sheet date, including estimates inherent in the process of preparing the financial statements.  If the event does not provide evidence about a condition that did not exist at the balance sheet date and arose after such date and before the statements are issued, then the event will be disclosed accordingly. The adoption of this policy did not have a material impact on our consolidated financial results.

In April 2009, we adopted a new policy to disclose the fair value for all financial instruments that are practicable to estimate, whether recognized or not, in both our annual and interim financial statements. In addition, carrying values and disclosure of the method and significant assumptions used to derive the fair values may also be disclosed. These disclosure requirements have been adopted in note 16(a).

Effective January 1, 2009, we adopted a new policy to account for assets acquired and liabilities assumed in a business combination.  Under this policy, the acquisition method is used to record all identifiable assets, liabilities, non-controlling interests and goodwill acquired at fair value. Other key terms of this policy include the following: (i) acquisition-related expenses and restructuring costs are recognized separately from the acquisition and expensed as incurred; (ii) in-process research and development costs are capitalized at fair value as intangible assets; (iii) any negative goodwill is recognized through the income statement on the date of acquisition; (iv) changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period are recognized as a component of provision for taxes; and (v) disclosure will be made to enable the evaluation of the nature and financial effects of the business combination. We have applied this policy to our acquisition of Wavecom, see note 3(a).  The adoption of this policy resulted in the expensing of Wavecom acquisition-related costs of $7,785 in 2009, of which $2,770 that was deferred at December 31, 2008.

Effective January 1, 2009, we adopted a new policy to account for and disclose non-controlling interests.  This policy includes the following: (i) presentation of non-controlling interest in the equity section of the balance sheet, but separate from shareholders’ equity; (ii) clear definition of net income attributable to the parent and non-controlling interests on the income statement; (iii) disclosure of all changes in the parent’s ownership interest; (iv) when a subsidiary is deconsolidated the gain/loss on deconsolidation is based on the fair value, not the carrying value, of the investment; and (v) sufficient disclosure to distinguish between interests of the parent and the non-controlling interests. These provisions have been applied to the non-controlling interest acquired with the acquisition of Wavecom, see notes 3(a) and 15.

Effective January 1, 2009, we adopted a new disclosure policy for derivative instruments and hedging activities.   This policy requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for, and the effects of derivative instruments and related hedged items on financial position, financial performance and cash flows.  These disclosure requirements have been adopted in note 16(e).

Effective January 1, 2009, we adopted a new policy to determine the useful life of intangible assets, other than goodwill.  The useful life of a recognized intangible asset is to be the period over which the asset will contribute to our expected future cash flows. Consideration will be given to the period of expected cash flows used to measure the fair value of the recognized intangible asset, and our historical experience with regard to the renewal of extension of terms in similar arrangements. Disclosure will be made of the amortization period and any key terms or assumptions with regard to renewal or extension terms. These provisions have been applied to determine the useful lives of the intangible assets acquired with the acquisition of Wavecom, see note 3(a).

Effective January 1, 2009, we adopted a new policy to account for pre-acquisition contingencies.  If the fair value of an acquired contingency can be determined during the measurement period, the asset acquired or liability assumed is to be initially recognized and measured at fair value on the acquisition date.  If the fair value of the acquired contingency cannot be determined during the measurement period, it is recognized if it is probable that the asset existed or liability was incurred at the acquisition date, and the amount can be reasonably estimated. Note disclosure for contingencies related to each acquisition is to include the amounts, measurement basis and nature of acquired contingencies, as well as disclosure of unrecognized contingencies. The pre-existing legal proceedings from our acquisition of Wavecom are disclosed in note 20(d).

3.              Acquisitions

(a)       Wavecom S.A.

On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom, a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218,000.  We made a cash offer of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom shares and all OCEANEs issued by Wavecom.

On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom, for cash consideration of $144,859 (€113,508) and $104,767 (€82,093), respectively.  During March 2009, we purchased 160,643 shares on the open market for cash consideration of $1,850 (€1,365), resulting in the acquisition of 85.34% of the outstanding shares.  Following a statutory re-opening of the tender offer, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% for cash consideration of $11,817 (€8,908).  On April 29, 2009, we completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out for cash consideration of $7,752 (€5,851).  The Wavecom shares and OCEANEs have been delisted from Euronext and the ADSs have been delisted from the NASDAQ Global Market (“Nasdaq”).

The goodwill of $56,911 arising from the acquisition results from the expectation that the combination will create a global leader that will be uniquely positioned to benefit from the anticipated growth in wireless for mobile computing and M2M markets.  We expect the acquisition to significantly expand our position in the global M2M market, broaden our product offerings and increase our scale and capabilities in Europe and Asia. All of the goodwill was assigned to the Wavecom segment.  Any goodwill allocated on the acquisition will not be deductible for tax purposes.

The results of Wavecom have been included in our consolidated financial statements from February 27, 2009 and include revenue of $119,607 and net loss attributable to Sierra Wireless, Inc. of $43,758.

Wavecom acquisition and financing costs recognized of $11,756 were expensed as follows: $7,785 in acquisition costs and $3,971 in other income (expense).

We have obtained a third party review of the valuation of the assets acquired and liabilities assumed.  The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed:

Cash and marketable securities	$139,785
Other current assets	51,753
Property and equipment	9,916
Intangible assets	71,354
Goodwill	56,911
Other long-term assets	5,231
Deferred income tax	1,110
Total assets acquired	336,060

Current liabilities	52,284
OCEANE convertible bonds	104,870
Capital lease obligations	657
Long-term liabilities	462
Other long-term liabilities	17,645
Deferred income tax	76
Non-controlling interest	13,357
Net assets acquired	$146,709

The fair value of the non-controlling interest at February 27, 2009 of $13,357 was based on the fair market price determined in the tender offer of $10.85 (€8.50) per ordinary share (see also note 15).

The following table presents details of the estimated purchased intangible assets:

	Estimated Useful Life (in years)	Amount
Intellectual property	3-6	30,510
In-process research and development	3-9	18,425
Customer relationships	5	16,387
Brand portfolio	5	3,295
Non-compete covenant	2	2,737
Total purchased intangible assets		$71,354

Pro forma information

The following pro forma information presents our operating results by giving effect to the purchase price allocations set out above, as if the acquisition had been completed as of January 1, 2007.   The pro forma amounts are not intended to be indicative of the results that would have actually been obtained if the acquisition occurred as of January 1, 2007 or that may be obtained in the future.  If the acquisition of Wavecom had occurred as of January 1, 2007, the pro forma operating results would have been as follows:

	2007	2008	2009
Revenue	$713,745	$757,808	$542,657
Net earnings (loss) attributable to Sierra Wireless, Inc.	23,360	(6,601)	(56,372)
Diluted earnings (loss) per share	$0.75	$(0.21)	$(1.80)

See note 20(d) for pre-acquisition legal proceedings related to Wavecom.

(b)  AirLink Communications, Inc.

On May 25, 2007, we acquired 100 percent of the outstanding securities of AirLink Communications, Inc. (“AirLink”), a privately held supplier of high value fixed and mobile wireless data solutions for industrial and public safety applications located in Hayward, California.  We subsequently changed the name of AirLink to Sierra Wireless AirLink Solutions, Inc. (“SWAS”), and on December 31, 2007, SWAS was merged into Sierra Wireless

America, Inc. (“SWA”), with SWA being the surviving corporation.  The results of AirLink have been included in our consolidated financial statements since the date of acquisition.

The aggregate purchase price was $31,235, including cash consideration of $12,000, 1,309,880 common shares valued at $17,597 and costs related to the acquisition of $1,638.  The value of the common shares issued was determined based on the average market price of our common shares over the two-day period before and after March 6, 2007, which was the date the terms of the acquisition were agreed to and announced.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	$8,978
Property and equipment	251
Intangible assets	11,980
Goodwill	14,389
Deferred income tax	4,193
Total assets acquired	39,791

Current liabilities	4,363
Long-term deferred income tax liability	4,193
Net assets acquired	$31,235

Any goodwill allocated on the acquisition will not be deductible for tax purposes.

The following table presents details of the purchased intangible assets:

	Estimated Useful Life (in years)	Amount
Backlog	1	$450
Intellectual property	5	2,550
Customer relationships	5	8,980
Total purchased intangible assets		$11,980

The following pro forma information presents our operating results by giving effect to the purchase price allocations set out above, as if the acquisition had been completed as of January 1, 2007.   The pro forma amounts are not intended to be indicative of the results that would have actually been obtained if the acquisition occurred as of January 1, 2007 or that may be obtained in the future.  If the acquisition of AirLink had occurred as of January 1, 2007, the pro forma operating results would have been as follows:

2007
Revenue	$451,333
Net earnings	30,978
Diluted earnings per share	$1.08

4.              Restructuring and other charges

(a)  May 2009 Restructuring

On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom with Sierra Wireless that included combining the R&D and product operations of both organizations.  As a result, the Wavecom location in Research Triangle Park, North Carolina was closed in the fourth quarter of 2009.  R&D activities from this location were transitioned primarily to the Sierra Wireless location in Carlsbad, California.  As a result, a facilities restructuring charge of $1,318 was recognized in the fourth quarter of 2009, which excludes the abandoned leasehold improvements and other furniture and equipment of $240 that is recorded in amortization.  The cost reduction initiatives related to the workforce reduction are expected to be substantially completed by the first quarter of 2010.  The current and long-term portions of the facilities restructuring of $455 and $760, respectively, is expected to be substantially paid by 2014.

(b)  January 2009 Restructuring

In January 2009, we implemented an expense reduction program to reduce labor costs.  We reduced our workforce by 56 employees, all of whom were terminated in the first quarter of 2009.  The total workforce reduction charges of $1,622 include $501 for accelerated stock-based compensation and the remainder represents severance and benefits associated with the terminated employees. The liability related to this program was substantially paid by the end of the third quarter of 2009.

(c)   Wavecom Restructuring

In October 2008, prior to our acquisition of Wavecom, Wavecom announced a cost savings program and a proposed reorganization.  The first portion of this plan, related to its operations in the United States, began in late 2008.  In the second quarter of 2009, the staff reduction program in France related to this reorganization was implemented.  A total of 77 positions in France were impacted, with 10 of these positions remaining to be phased out in the first quarter of 2010 and 2 positions remaining to be phased out in the second quarter of 2010.  The restructuring charge includes $4,260 related to the exit of a portion of our building in France and excludes the impairment of leasehold improvements of $93 that is recorded in amortization. The remaining liability related to the workforce reduction is expected to be substantially paid by the first quarter of 2010.  The current and long-term portions of the facilities restructuring of $2,315 and $912, respectively, are expected to be substantially paid by July 2011.

(d)       Prior Restructurings

In the second quarter of 2005, we announced our decision to exit our Voq professional phone initiative.  In addition to the exit of the Voq initiative, we made certain non-Voq related reductions to our operating expenses and assets.

Of the facilities restructuring liability outstanding at December 31, 2009, $130 (2008 — $166) is from the 2005 restructuring and $267 (2008 — $343) arises from prior restructurings.  The current and long-term portions of the facilities restructuring are $206 and $191, respectively (2008 — $193 and $316).

The following tables summarize the changes to the restructuring provisions at December 31, 2009 and December 31, 2008:

May 2009 Restructuring	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Period charges	$3,897	$1,318	$5,215	$5,215	$240
Cash payments	(2,669)	(103)	(2,772)	—	—
Non-cash stock-based compensation	(404)	—	(404)	—	—
Foreign exchange	387	—	387	—	—
Balance at December 31, 2009	$1,211	$1,215	$2,426	$5,215	$240

January 2009 Restructuring	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Period charges	$1,622	$—	$1,622	$1,622	$—
Cash payments	(1,089)	—	(1,089)	—	—
Non-cash stock-based compensation	(501)	—	(501)	—	—
Balance at December 31, 2009	$32	$—	$32	$1,622	$—

Wavecom Restructuring	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Balance at acquisition	$595	$—	$595	$—	$—
Period charges	9,555	4,260	13,815	13,815	93
Cash payments	(6,246)	(993)	(7,239)	—	—
Revisions to prior accruals	(47)	—	(47)	(47)	—
Foreign exchange	61	(40)	21	—	—
Balance at December 31, 2009	$3,918	$3,227	$7,145	$13,768	$93

Prior Restructurings	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Balance at December 31, 2007	$—	$858	$858	$—	$—
Cash payments	—	(141)	(141)	—	—
Revisions to prior accruals	—	(208)	(208)	—	—
Balance at December 31, 2008	—	509	509	—	—
Cash payments	—	(284)	(284)	—	—
Revisions to prior accruals	—	172	172	—	—
Balance at December 31, 2009	$—	$397	$397	$—	$—

Total provision balances, December 31, 2009	$5,161	$4,839	$10,000
Total charges for the year ended December 31, 2009				$20,605	$333

5.              Integration costs

During 2009, we incurred integration costs related to the acquisition of Wavecom of $3,859 (2008 — nil; 2007 — nil), which included the cost of employees retained for integration activities, related travel expenses and consulting fees.

6.              Short-term investments

Investments, all of which are classified as available-for-sale, were comprised of government treasury bills and securities.  Our outstanding short-term investments have contractual maturities ranging from three to eleven months from the date of purchase.

7.              Inventories

	2008	2009
Electronic components	$7,942	$10,932
Finished goods	25,089	13,776
	$33,031	$24,708

8.              Fixed assets

	2009
	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$4,486	$3,226	$1,260
Research and development equipment	29,785	18,833	10,952
Tooling	32,711	24,730	7,981
Computer equipment	6,444	4,409	2,035
Software	7,208	5,371	1,837
Leasehold improvements	6,129	4,019	2,110
Leased vehicles	753	328	425
Office equipment	2,734	1,378	1,356
	$90,250	$62,294	$27,956

	2008
	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$4,102	$2,881	$1,221
Research and development equipment	20,420	13,271	7,149
Tooling	27,529	17,754	9,775
Computer equipment	5,047	3,411	1,636
Software	5,679	4,665	1,014
Leasehold improvements	4,503	2,757	1,746
Office equipment	1,005	611	394
	$68,285	$45,350	$22,935

9.              Goodwill and intangible assets

Goodwill of $95,064 (2008 — $33,013) primarily relates to the February 2009 acquisition of Wavecom (note 3(a)), the May 2007 acquisition of AirLink (note 3(b)) and the August 2003 acquisition of AirPrime, Inc.

Annual impairment tests for goodwill have been performed, which resulted in no impairment loss.  We determined that we had two reporting units as of December 31, 2009.  We assessed the realizability of goodwill related to each of the reporting units during the fourth quarter of 2009 and determined that the fair value exceeded the carrying amount for each reporting unit.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value for each reporting unit with the carrying amount of goodwill for each reporting unit was not required.  There was no impairment of goodwill during the years ended December 31, 2009 or 2008.

The components of intangible assets at December 31, 2009 and 2008 are as follows:

	2009
	Cost	Accumulated Amortization	Net Book Value
Patents and trademarks	$10,494	$3,213	$7,281
Licenses	54,751	17,849	36,902
Intellectual property	6,856	5,558	1,298
Customer relationships	27,856	8,569	19,287
Non-compete	3,064	1,277	1,787
In-process research and development	20,631	512	20,119
Databases	150	150	—
Backlog	450	450	—
	$124,252	$37,578	$86,674

	2008
	Cost	Accumulated Amortization	Net Book Value
Patents and trademarks	$6,214	$2,105	$4,109
Licenses	15,195	11,977	3,218
Intellectual property	6,856	5,029	1,827
Customer relationships	9,920	3,783	6,137
Databases	150	150	—
Backlog	450	450	—
	$38,785	$23,494	$15,291

The estimated aggregate amortization expense for each of the next five years is expected to be an average of $15,078 per year.

10.       Other assets

Other assets include a bank guarantee to secure annual lease payments on the office premises in Issy-les-Moulineaux, France of $6,311 (2008 — nil).  The guarantee is to be renewed annually until the end of the lease term in July 2011.  Also included in other assets is the long-term portion of a prepaid royalty of $950 (2008 — nil).  The 2008 balance of $4,240 related to deferred Wavecom acquisition and financing costs.

11.       Long-term liabilities

	2008	2009
Facilities restructurings (note 4)	$509	$4,839
TPC liability (note 20(b)(iv))	—	1,729
Less: current portion of long-term liabilities	193	3,371
	316	3,197
Other long-term liabilities	14,789	32,663
	$15,105	$35,860

Other long-term liabilities include the long-term portions of accrued royalties of $23,305 (2008 — $9,392) and marketing development funds of $9,358 (2008 — $5,397).

12.       Obligations under capital lease

Future minimum lease payments under capital leases at December 31, 2009 are as follows:

2010	$310
2011	157
2012	88
2013	10
565
Less: amount representing interest	(27)
538
Less: current portion	(293)
Long-term portion	$245

13.       Share capital

Share repurchase program

On May 21, 2008, we received regulatory approval allowing us to purchase up to 1,567,378 of our common shares (approximately 5% of our common shares outstanding as of May 21, 2008) by way of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange (“TSX”) and the NASDAQ Global Market (“Nasdaq”).

During the year ended December 31, 2008, 407,700 common shares were purchased for an aggregate purchase price of $4,982 and subsequently cancelled.  The amount paid to acquire the shares over and above the average carrying value was charged to retained earnings.  No additional shares were purchased during the term of the Bid and on May 25, 2009, the Bid terminated.

Public offering

On October 2, 2007, we closed our bought deal common share offering (the “Offering”) of 3,500,000 common shares at a price of U.S.$22.40 per share.  Under the Offering, which included 300,000 shares issuable upon the exercise by the underwriters of the over-allotment option, we sold 3,800,000 common shares from treasury.  Gross proceeds of this Offering were $85,120 less share issue costs of $4,194, for net proceeds of $80,926.

Stock option plan

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan shall be the lesser of a rolling number equal to 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. Based on the number of shares outstanding as at December 31, 2009, stock options exercisable into 946,803 common shares are available for future allocation under the Plan.

The Plan provides for granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five-year term.

Stock option activity since December 31, 2006 is presented below:

	Number of	Weighted Average Exercise Price		Weighted Average Remaining	Aggregate Intrinsic
	Shares	Cdn.$	U.S.$	Contractual Life	Value
				In Years	U.S.$
Outstanding, December 31, 2006	1,971,772	16.64	14.22	3.0	5,581
Granted	586,650	20.72	19.16
Exercised	(516,406)	9.53	8.81		5,871
Forfeited	(114,696)	25.17	23.27
Outstanding, December 31, 2007	1,927,320	18.01	18.19	2.7	2,385
Granted	574,674	15.73	14.96
Exercised	(105,037)	9.94	9.45		599
Forfeited	(165,987)	18.48	17.57
Outstanding, December 31, 2008	2,230,970	19.68	16.13	2.5	—
Granted	502,414	4.97	4.05
Exercised	(16,953)	6.01	5.57		54
Forfeited	(558,343)	25.71	21.47
Outstanding, December 31, 2009	2,158,088	13.51	12.83	2.5	3,246

December 31,	Exercisable, end of year	Aggregate Intrinsic Value
2007	877,198	1,372
2008	1,132,244	—
2009	1,188,034	204

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date less the exercise price of the option.

The following table summarizes the stock options outstanding at December 31, 2009:

	Options Outstanding				Options Exercisable
Range of	Number of	Weighted Average Remaining Contractual	Weighted Average Exercise Price		Number	Weighted Average Exercise Price
Exercise Prices	Options	Life	Cdn.$	U.S.$	Exercisable	Cdn.$	U.S.$
		In years
$3.98 – $9.52 (Cdn.$4.19 – Cdn.$10.00)	591,413	3.4	5.43	5.16	107,433	9.38	8.91
$9.53 – $14.29 (Cdn.$10.01 – Cdn.$15.00)	536,105	1.0	13.19	12.53	505,242	13.19	12.52
$14.30 – $19.05 (Cdn.$15.01 – Cdn.$20.00)	862,570	2.8	17.56	16.67	467,950	17.80	16.90
$19.06 – $27.63 (Cdn.$20.01 – Cdn.$29.10)	168,000	2.4	22.13	21.01	107,409	22.10	20.98
	2,158,088	2.5	13.51	12.83	1,188,034	15.47	14.68

The options outstanding at December 31, 2009 expire between January 14, 2010 and May 5, 2014.

Employee stock purchase plan

On March 31, 2009, we terminated our employee stock purchase plans for U.S. and Canadian and other non-U.S employees (together, the “ESPP Plans”) that enabled eligible employees and directors to acquire common shares over the facilities of the TSX and Nasdaq. In 2009, participants purchased a total of 10,734 (2008 — 36,183; 2007 — 16,806) common shares at a weighted-average price of $5.51 (2008 — $12.27; 2007 — $18.00) per share.

Restricted stock plans

During 2007, we established non-vested restricted stock plans for U.S. and non-U.S. employees (together, the “RSPs”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price and no monetary payment is required from the employees to the Company upon receipt of the RSUs or upon the subsequent issuance of shares to settle the award. Under the RSPs, independent trustees purchase the common shares over the facilities of the TSX and Nasdaq.  The trust funds are variable interest entities and are included in these consolidated financial statements as treasury stock.

RSUs vest over three years, in equal amounts on the anniversary date of the date of the grant.  Vested RSUs are settled annually upon vesting by delivery of a common share of Sierra Wireless, Inc. for each vested unit.

The following table summarizes the RSU activity since the inception of the RSPs:

	Number of	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual	Aggregate Intrinsic
	RSUs	Cdn.$	U.S.$	Life	Value
				In years	U.S.$
Outstanding, December 31, 2006	—	—	—
Granted	160,500	21.07	19.50
Outstanding, December 31, 2007	160,500	21.07	19.50	2.4	2,383
Granted	205,048	15.95	15.80
Vested	(53,486)	21.25	19.50		862
Outstanding, December 31, 2008	312,062	19.61	16.08	1.9	1,819
Granted	842,131	5.08	4.18
Vested	(175,758)	16.54	14.01		1,186
Forfeited	(2,551)	17.18	14.43
Outstanding, December 31, 2009	975,884	6.88	6.53	1.9	10,349

Warrants

On December 30, 2003, warrants were issued under our agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program (see note 20(b)(iv)) for the purchase of 138,696 of our common shares at Cdn. $20.49 per share.  These warrants had a five-year term, and on December 30, 2008 they expired unexercised.

14.       Stock-based compensation

The following table summarizes the classification of the stock-based compensation expense recognized in the Consolidated Statements of Operations for the non-vested share awards related to the stock option plan and restricted stock plans as follows:

	2007	2008	2009
Cost of goods sold	$488	$545	$552
Sales and marketing	906	1,511	1,411
Research and development	920	1,199	1,215
Administration	2,868	3,126	3,131
Restructuring	—	—	905
Integration	—	—	42
Stock-based compensation expense	$5,182	$6,381	$7,256

As of December 31, 2009, the unrecognized stock-based compensation costs related to non-vested stock options and RSUs were $4,412 and $3,812, respectively (2008 — $6,314 and $3,185; 2007 — $8,688 and $2,372) which are expected to be recognized over a weighted average period of 1.9 and 1.7 years, respectively (2008 — 2.4 and 1.8 years; 2007 — 1.4 and 1.3 years).

RSUs are valued at the grant date market price of the underlying securities and the compensation expense is recognized on a straight-line basis over the three-year vesting period based on the estimated number of awards expected to vest.  The expense recognized in our consolidated statement of operations for the year ended December 31, 2009 was $3,267 (2008 — $1,888; 2007 — $585).

We calculate the fair value of stock options granted using the Black-Scholes valuation model. Under this method, the weighted average fair value of stock options granted in 2009 was $1.89 (2008 — $7.01; 2007 — $10.10) using the following assumptions:

	2007	2008	2009
Expected dividend yield	0	0	0
Expected stock price volatility	63%	54%	57%
Risk-free interest rate	4.20%	3.11%	1.84%
Expected life of options	4 years	4 years	4 years
Estimated forfeiture rate	3.50%	3.50%	3.50%

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

Wavecom stock option, warrant plans and free shares

Prior to our acquisition of Wavecom, Wavecom granted founders’ warrants and stock options to its employees, stock options to employees of its subsidiaries, warrants to some members of its board of directors and free shares to its employees of its subsidiaries.  Under the terms of the plans, the options and warrants give the right to purchase one share of Wavecom per option or warrant at an exercise price based either on the stock market price of Wavecom shares on the grant date, or on the average stock market price of Wavecom shares over the twenty trading days prior to the date of grant (in accordance with French Law).  The stock-based compensation related to the pre-acquisition Wavecom plans recognized in the Consolidated Statements of Operations is as follows:

2009
Cost of goods sold	$11
Sales and marketing	150
Research and development	218
Administration	462
$841

The unrecognized stock-based compensation for the grants under the plans that existed prior to the acquisition of Wavecom is $96 (€67), which is expected to be recognized by the end of 2012.

15.       Non-controlling interest

The non-controlling interest represents shares held by Wavecom employees under their long-term incentive plan.  The shares have vested, but are subject to a hold period for tax purposes.  We have entered into a put/call agreement with these employees to purchase back the shares at €8.50 per share upon expiry of the tax hold period.  Until that time, the shares are considered the non-controlling interest.

The following table summarizes the effects of changes in our ownership interest of Wavecom on our equity:

	2007	2008	2009
Net income (loss) attributable to Sierra Wireless	$32,459	$62,583	$(39,899)
Transfer (to) from the non-controlling interest
Decrease in paid-in capital for issuance of Wavecom shares on exercise of stock options	—	—	(2,751)
Decrease in paid-in capital for purchase of Wavecom shares in subsequent tender and squeeze-out	—	—	(1,647)
Increase in paid-in capital for issuance of Wavecom shares on issuance of free shares	—	—	(1,568)
Net transfers (to) from the non-controlling interest	—	—	(5,966)
Change from net loss attributable to Sierra Wireless and transfers (to) from non-controlling interest	$32,459	$62,683	$(45,865)

16.       Financial instruments

(a)         Fair value of financial instruments

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Short-term investments are carried at fair market value, their book value as at December 31, 2009 was $26,898 (2008 — $18,024). Based on borrowing rates currently available to us for loans with similar terms, the carrying value of our obligations under capital lease and long-term liabilities approximates their fair value.

(b)         Concentrations of business risk

We depend on a small number of customers for a significant portion of our revenue. In 2009, two customers individually accounted for more than 10% of our revenue and, in aggregate, these two customers represented 40% of our revenue. In fiscals 2008 and 2007, these same two customers individually accounted for more than 10% of our revenue and, in aggregate, represented 53% and 44% of our revenue, respectively.

We maintain substantially all of our cash and cash equivalents with major financial institutions or government instruments. Corporate paper, if any, is uninsured. Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although substantially all of our revenues are received in U.S. dollars, we incur operating costs and have obligations related to our facilities restructuring that are denominated in Canadian dollars. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations. We mitigate this risk by denominating many of our payment obligations in U.S. dollars. A portion of our European revenues are paid in Euros and this rate has fluctuated substantially during 2009.  We mitigate this risk using those Euros to pay obligations denominated in Euros and by converting to U.S. dollars on an as needed basis. During the year ended December 31, 2009, we recorded an unrealized foreign exchange loss of $15,653 (2008 — gain of $18,416) on the restricted cash of €136,766 ($191,473) held for the Wavecom tender offer and an unrealized foreign exchange loss of $1,215 on the payment of the term loan related to the acquisition of Wavecom.

We are generating an increasing portion of our revenue from sales to customers outside of North America including Europe, the Middle East and Asia.  We expect increased exposure to Euro fluctuations due to the acquisition of Wavecom. Wavecom, whose functional currency is the Euro, uses derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollars. To manage our foreign currency risks, we may enter into more such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility.  Accordingly, our future results could be materially affected by changes in these or other factors.

(c)          Credit facilities

Until December 2008, we had an unsecured revolving demand facility with a Canadian chartered bank for $10,000 that bore interest at prime per annum.  No amount was drawn under that facility and it was terminated on December 1, 2008.

In connection with our acquisition of Wavecom, we signed a credit agreement on December 1, 2008, with The Toronto Dominion Bank and Canadian Imperial Bank of Commerce, as lenders, that provided a one-year revolving term credit facility (“Revolving Facility”) and a one-year non-revolving term credit facility (“Term Facility”).

The Term Facility, not to exceed €218,000, was used to complete the acquisition of Wavecom ordinary shares and OCEANEs.  The Term Facility was secured by cash of €136,766 and  a pledge against all of our assets.  On December 1, 2008, as required by French regulations, we drew a letter of credit in the amount of €218,000 issued under the Term Facility.  On February 26, 2009, we borrowed €80,473 under the Term Facility to facilitate the purchase, on February 27, 2009, of 99.97% of the outstanding OCEANEs.  On February 27, 2009, we completed the purchase of 84.32% of the outstanding Wavecom shares with €115,365 of our cash that secured the Term Facility and the letter of credit was reduced from €218,000 to €22,162.  The OCEANEs were subsequently redeemed by Wavecom and on March 13, 2009 the loan of €80,473 under the Term Facility was repaid with those proceeds.  On completion of the squeeze-out on April 29, 2009, the letter of credit was reduced to nil and the Term Facility was no longer available.

The Revolving Facility, not to exceed $55,000, is to be used for working capital requirements and is secured by a pledge against all of our assets.  On January 29, 2010, we signed an amended and restated credit agreement which renewed our Revolving Facility to January 28, 2011, and amended the maximum amount from $55,000 to $10,000.  Since December 1, 2008, we have not drawn on any amount under the Revolving Facility.

At December 31, 2009, there were no borrowings under the Revolving Facility and we were in compliance with the covenants associated with the credit facility.

(d)         Letters of credit

During 2007, we obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions. Our obligations under these financial instruments expired in February 2008 and were replaced by a standby irrevocable letter of credit, which was terminated on November 25, 2008.

On December 1, 2008, we drew a letter of credit in the amount of €218,000, which was issued under the €218,000 secured Term Facility to facilitate our acquisition of Wavecom.  As of the completion of the squeeze-out of Wavecom shares, the letter of credit was reduced to nil and the Term Facility was no longer available.

(e)          Derivatives

Wavecom, whose functional currency is the Euro, uses derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollars. The fair value of these financial instruments is determined using published exchange rates to calculate the price that would be received to sell the asset or paid to transfer the liability related to the contracts.  Accordingly, these foreign exchange contracts are classified in Level 2 of the fair value hierarchy. These instruments are recorded at fair value on the balance sheet in prepaid expenses and other.  At December 31, 2009, there were no cash flow hedges. All derivatives that were outstanding at December 31, 2009 had maturity dates of less than 12 months.  We believe that the counterparty risk on the foreign currency financial instruments being used is acceptable because we deal with major banks and financial institutions.

The following table presents the fair value of the derivative financial instruments at December 31, 2009:

	Notional Amount	Fair Value
Fair value of forward and option contracts selling U.S. dollars against Euros:	$11,600	€53

The net foreign currency exposure related to Wavecom’s assets and liabilities as of December 31, 2009, which are denominated in foreign currencies and then converted to Euros, are as follows:

	U.S. Dollars	Other Currencies
Assets	€11,031	€265
Hedging of assets in foreign currencies (balance sheet)	8,112	—
Net assets after hedging	€2,919	€265

Liabilities	€4,124	€93
Hedging of liabilities in foreign currencies (balance sheet)	—	—
Net liabilities after hedging	€4,124	€93

17.       Income taxes

The composition of our deferred tax assets at December 31 is as follows:

	2008	2009
Deferred tax assets
Fixed assets	$2,407	$8,052
Loss carryforwards	6,149	65,467
Capital loss carryforwards	1,251	1,826
Scientific research and development expenses	3,782	17,265
Share issue costs	535	423
Reserves and other	9,956	29,852
Total gross deferred tax assets	24,080	122,885
Deferred tax liability
Acquired intangibles	2,758	23,659
Total net deferred tax assets	21,322	99,226
Less valuation allowance	16,219	93,214
Net deferred tax assets	$5,103	$6,012

In assessing the realizability of our deferred tax assets, we considered whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment.

At December 31, 2009, we have approximately $8,750 of capital loss carry-forwards for Canadian tax purposes that are available, indefinitely, to be deducted against future Canadian taxable capital gains. As well, we have approximately $57,150 of scientific research and development expenditures available to be deducted against future Canadian taxable income that may be carried forward indefinitely and investment tax credits of approximately $32,289 available to offset future Canadian federal and provincial income taxes payable. The investment tax credits expire commencing in 2010 until 2029.

In addition, at December 31, 2009, net operating loss carry-forwards for our foreign subsidiaries were $12,104 for U.S. income tax purposes that expire in various amounts commencing in 2020 through 2029, $159,900 for French income tax purposes, $13,011 for Hong Kong income tax purposes, $66 for Brazil income tax purposes and $611 for German income tax purpose.  Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.  In addition, the utilization of these net operating losses is also subject to ownership change limitations provided by U.S. federal and specific state income tax legislation.  Tax loss carryforwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate.  Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss carry forwards in future years.

We have evaluated all uncertain tax positions and have determined that the unrecognized tax benefits at December 31, 2009 were $7,754 (2008 — $9,344).  Of this total, $7,617 (2008 — $9,344) represents the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate.  We recognize potential interest and penalties related to income tax matters in income tax expense.  As at December 31, 2009, we have accrued $1,135 (2008 — $1,956) for interest and penalties.  Tax years ranging from 2003 to 2008 remain subject to examination in Canada, the United States, the United Kingdom, France, Germany, Australia, China, Hong Kong, Brazil and Luxembourg.

Effective tax rate

Our income tax expense for the year ended December 31 differs from that calculated by applying statutory rates for the following reasons:

	2007	2008	2009
Combined Canadian federal and provincial income taxes at expected rate of 30.00% (2008 — 31.00%, 2007 — 34.12%)	$14,798	$21,927	$(11,989)
Permanent and other differences	(492)	1,063	(8,969)
Change in tax legislation	—	—	(20,839)
Change in valuation allowance	(7,526)	(30,694)	42,801
Change in statutory tax rate and foreign tax rate	2,379	1,353	(1,759)
Stock based compensation expense	951	1,356	1,095
Pre-acquisition loss not previously recognized	802	—	—
Foreign exchange gain adjustment	—	13,146	—
	$10,912	$8,151	$340

Our provisions for income taxes consist of the following:

	2007	2008	2009
Current
Canadian	$—	$—	$—
Foreign	12,096	11,993	—
Total current	12,096	11,993	—
Deferred
Canadian	—	—	(1,910)
Foreign	(1,184)	(3,842)	2,250
Total deferred	(1,184)	(3,842)	340
Income tax expense	$10,912	$8,151	$340

Reconciliation of unrecognized tax benefits

	2007	2008	2009
Unrecognized tax benefits, opening balance	$2,240	$4,085	$9,344
Gross increases — tax positions in prior period	1,306	3,369	237
Gross increases — tax positions in current period	539	1,890	(1,827)
Unrecognized tax benefits, ending balance	$4,085	$9,344	$7,754

18.       Research and development

	2007	2008	2009
Gross research and development	$38,872	$48,296	$82,891
Government research and development repayments (recovery) (note 20)	4,176	5,764	(754)
Government research and development tax credits	—	—	(1,316)
	$43,048	$54,060	$80,821

19.       Earnings (loss) per share

The weighted-average numbers of shares outstanding (in thousands) used in the computation of earnings (loss) per share are as follows:

	2007	2008	2009
Weighted-average shares used in computation of basic earnings per share	27,696	31,254	31,035
Weighted-average shares from assumed conversion of dilutive options	260	69	—
Weighted-average shares used in computation of diluted earnings per share	27,956	31,323	31,035

In 2009, all potential dilutive options were anti-dilutive due to the loss.

20.       Commitments and contingencies

(a)         Operating leases

We lease equipment and premises with minimum future lease payments at December 31, 2009 as follows:

2010	$10,933
2011	6,513
2012	1,568
2013	1,485
2014	1,457
Thereafter	578
$22,534

(b)         Contingent liability on sale of products

(i)                      Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)                   We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)                Under certain research and development funding agreements, we are contingently liable to repay up to $3,167. Repayment under these agreements is contingent upon reaching certain revenue levels for specified products.

(iv)               Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004. As all funds available under this program were earned prior to 2004, during the years ended December 31, 2009 and 2008 we claimed nil. As of June 30, 2008, the repayable funding had been fully expensed.  During the year ended December 31, 2009, we expensed nil (2008— $2,806; 2007 — $4,139) in research and development expense. In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes option pricing model. The warrants were exercisable at Cdn. $20.49 per share for a term of five years from December 30, 2003. On December 30, 2008, the warrants expired unexercised.

In March 2004, we entered into a second agreement with TPC under which we were eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies. The agreement was effective April 2003. Given the termination of the Voq professional phone initiative in the second quarter of 2005, no costs have been claimed under this agreement since June 2005.  A total of Cdn. $4,558 was funded by TPC for eligible development activity prior to the termination of the Voq initiative.  Under the terms of the original agreement, royalty repayments, based on a percentage of annual sales in excess of certain minimum amounts, would be calculated over the period from April 2003 to December 2011.  If royalty repayments were less than Cdn. $16,455 by December 2011, repayments would have continued subsequent to December 2011 until the earlier of when this amount was reached or December 2014.  In addition, all or part of the contribution was repayable upon the occurrence of certain prescribed events of default, including material breach or insolvency.  During the year ended December 31, 2009, we have recorded, in research and development expense, the repayment of nil (2008 — $2,957; 2007 — $37).  In March 2009, we signed an amended agreement under which we will pay a total of $2,155 (Cdn. $2,500), with payments due on March 1 for each of the next five years beginning March 1, 2009, in full and final satisfaction of all amounts owing, or to be owed, to TPC under this agreement.  In the year ended December 31, 2009, we repaid $394 (Cdn. $500) (2008 — nil).  We had previously accrued the royalty repayments and as a result of the amended agreement, in the year ended December 31, 2009, we have reversed accruals in research and development expense totaling $753 (Cdn. $957).

(v)                   We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2007	$4,656
Provisions	11,118
Expenditures	(11,809)
Balance, December 31, 2008	3,965
Acquisition of Wavecom (note 3(a))	791
Provisions	6,050
Expenditures	(6,176)
Balance, December 31, 2009	$4,630

(c)          Other commitments

We have entered into purchase commitments totalling approximately $109,421 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2010 and March 2010.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d)         Legal proceedings

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including Hewlett-Packard Co. (“HP”), Panasonic Corporation (“Panasonic”), General Dynamics Itronix Corporation (“GD”) and Fujitsu America and Fujitsu Japan (“Fujitsu”).  The litigation, which has been transferred to the United States District Court, Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us, our competitors, and some of our customers with whom we have supply agreements.  We are assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including wireless device manufacturers, including us.  We are currently assessing our potential liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July, 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In June 2009, a patent holding company, Saxon Innovations, LLC (“Saxon”), filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of wireless device manufacturers, including us.  The litigation makes certain allegations concerning the products sold by those manufacturers.  We are currently assessing our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In January 2009, a patent holding company, DNT LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and Nextel, Verizon Wireless and T-Mobile USA, Inc.  The litigation made certain allegations concerning the wireless modems sold to the carriers by us and our competitors. Following a trial in December 2009, the Court entered a verdict of patent non-infringement and invalidity.  In February, 2010, DNT LLC filed a motion for a new trial or in the alternative for an amended judgment.  While we believe that this motion will be unsuccessful, we intend to vigorously defend the motion.  DNT LLC has indicated its intention to file an appeal from the Court’s verdict.  While we believe that the appeal, if any, will be unsuccessful, we intend to vigorously defend against the appeal.

In July 2008, Saxon also filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of computer manufacturers, including HP.  We have entered into a supply agreement with HP and, pursuant to that agreement, have been notified of the litigation.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

On February 6, 2008, Wavecom filed a civil proceeding in the Supreme Court of the State of New York (USA) against Siemens AG and two of its U.S. subsidiaries.  In that proceeding, Wavecom alleged that the defendants improperly took Wavecom’s confidential internal product information, distributed it internally and to customers of Wavecom, and utilized it to unfairly compete with Wavecom.  The lawsuit claimed torts of conversion, unfair competition and misappropriation of trade secrets, and sought damages in an amount to be proved at trial and a court order requiring the defendants to return the information.  On August 24, 2009, the parties reached a mutually agreeable settlement of the lawsuit and the case was subsequently dismissed by stipulation of the parties.

Since early December 2008, Wavecom and its subsidiary Wavecom, Inc. have been involved in litigation with a contracting counterparty, Temic Automotive of North America (Continental Group) which has unjustly withheld payment of approximately $2,000 for products sold by Wavecom, Inc.  This amount has been provided for in our allowance for doubtful accounts.  Wavecom and Wavecom, Inc. filed suit against Continental Group in the Supreme Court of the State of New York (USA) to recover the unpaid receivables.  Continental Group filed a separate suit in state court in North Carolina against Wavecom, asserting eight claims for relief, alleging breach of both tort and contracts law.  Continental Group has requested damages under the main claim of $1,500 to be determined at trial.  On the other claims, Continental has requested damages in excess of $10 each and has also requested treble and punitive damages.  As a result of a merger with Sierra Wireless America, Inc. (“SWA”), Wavecom, Inc. no longer exists and the liabilities of Wavecom, Inc. are the liabilities of SWA.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made by Continental Group are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims and legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

21.       Supplementary information

	2007	2008	2009
(a) Cash flow information:
Cash received
Interest	$5,019	$6,330	$745
Income taxes	10	13	921
Cash paid for
Interest	—	—	874
Income taxes	5,592	8,492	4,435
Non-cash financing activities
Issuance of common shares on acquisition (note 3(b))	17,597	—	—

(b) Allowance for doubtful accounts:
Opening balance	$1,867	$1,939	$1,989
Acquisition of Wavecom (note 3(a))	—	—	4,120
Bad debt expense	342	269	721
Write offs and settlements	(270)	(219)	(776)
Foreign exchange	—	—	450
Closing balance	$1,939	$1,989	$6,504

(c) Other:
Rent expense	$2,393	$3,699	$10,705
Foreign exchange gain (loss)	(411)	20,017	1,261

22.       Segmented information

We operate in the wireless communications solutions industry and senior management makes decisions about allocating resources based on the following reportable segments:

•                  Mobile computing segment is comprised of:

(a)          Mobile computing — includes our AirCard branded PC cards and USB modems that are developed and sold to wireless operators around the world, as well as embedded wireless solutions that are used by a wide range of original equipment manufacturers to wirelessly enable their products and solutions.

(b)         Machine-to-machine — includes our rugged mobile and M2M gateway solutions that consist of intelligent modems that are sold to public safety, transportation, field service, energy, industrial and financial organizations.

•                  Wavecom segment — includes our wireless module platforms and solutions acquired with our acquisition of Wavecom (note 3(a)), which integrates all of the necessary software and hardware on embedded devices for M2M and automotive communications.

Segment revenues and segment earnings (loss) represent the primary financial measures used by senior management to assess performance and include the revenue, cost of goods sold, sales and operating expenses for which management is held accountable.  Segment expenses include sales and marketing, research and development, administration, and amortization expenses that are directly related to individual segments.  Segment earnings (loss) exclude acquisition-related costs, purchase price amortization, restructuring and integration costs, which are reviewed separately by senior management.  Intersegment revenue in each of the three years ended December 31, 2009 was nil.  As we do not evaluate the performance of our operating segment based on segment assets, management does not classify asset information on a segmented basis.  The table below presents revenue and earnings (loss) from operations for our reportable segments, as well as reconciliation to our GAAP net earnings (loss) before income tax and non-controlling interest:

	2007	2008	2009
Revenue from external customers
Mobile computing	$439,903	$567,308	$406,777
Wavecom	—	—	119,607
Total	$439,903	$567,308	$526,385

Earnings (loss) from operations
Mobile computing (1)	$41,172	$47,790	$23,691
Wavecom (2)	—	—	(16,911)
Total reportable segments	41,172	47,790	6,780
Other	—	—	(124)
Total	41,172	47,790	6,656
Less:
Acquisition costs	—	—	7,785
Purchase price amortization	2,596	3,218	11,798
Restructuring and related asset impairment charges (note 4)	—	—	20,938
Integration (note 5)	—	—	3,859
Earnings (loss) from operations	38,576	44,572	(37,724)
Other income (expense)	5,206	5,579	(4,399)
Foreign exchange gain (loss)	(411)	20,583	1,261
Net earnings (loss) before income tax and non-controlling interest	$43,371	$70,734	$(40,862)

(1)          Includes stock-based compensation expense of $6,309 (2008 - $6,381; 2007 - $5,182) and amortization expense, other than purchase price amortization, of $15,135 (2008 - $13,091; 2007 - $11,195).

(2)          Includes stock-based compensation expense of $841 (2008 - nil; 2007 - nil) and amortization expense, other than purchase price amortization, of $5,159 (2008 - nil; 2007 - nil).

Revenue by product is as follows:

	2007	2008	2009
AirCard® Mobile Broadband Devices	$315,906	$408,776	$294,981
AirPrime™ Intelligent Embedded Modules	91,243	120,185	181,379
AirLink™ Intelligent Gateways and Routers	25,694	30,832	41,005
Other	7,060	7,515	9,019
	$439,903	$567,308	$526,384

In each of the three years ended December 31, 2009, 2008 and 2007, we had two customers that each accounted for more than 10% of our revenue.  The revenue from these two customers is included within the mobile computing segment as follows:

	2007	2008	2009
Customer A	$106,685	$183,271	$119,635
Customer B	87,354	114,856	92,489

Revenue by geographical region based on the customer location to which the product is shipped is as follows:

	2007	2008	2009
Americas	$302,588	$397,338	$312,991
Europe, Middle East and Africa (“EMEA”)	53,682	50,956	87,547
Asia-Pacific	83,633	119,014	125,846
	$439,903	$567,308	$526,384

Fixed assets by geographical region are as follows:

	2008	2009
Americas	$13,915	$13,281
EMEA	6	5,718
Asia-Pacific	9,014	8,957
	$22,935	$27,956

As at December 31, 2009, 27% (2008 — 33%) of our fixed assets is in Canada.